NEWS RELEASE RARE ELEMENT RESOURCES LTD NYSE AMEX: REE TSX: RES June 14, 2011 Ref: 13-2011

Rare Element Reports Upgrade and Significant Increase of Rare-Earth Mineral Resources at Bear Lodge

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High-grade indicated mineral resource of 4.9 million tons at 3.77% REO

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Additional high-grade inferred mineral resources of 17.81 million tons at 3.03% REO

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All of the indicated resource and 11.65 million tons @ 3.22% REO of the inferred resources are near-surface oxide and oxide-carbonate mineralization

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Initial inferred resource estimate of the Whitetail Ridge deposit

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Significant potential for further expansion of all deposits

Rare Element Resources Ltd. (NYSE Amex: REE and TSX: RES) is pleased to announce the results of an upgraded and increased NI 43-101 compliant mineral resource estimate of rare-earth elements (“REE”) plus yttrium contained in three deposits located in the Bull Hill area of the Bear Lodge project, Wyoming (Table 1). The updated resource estimate upgrades 4.9 million tons (4.44 mm metric tonnes) to the indicated category and increases the total pounds of REO contained in the Bull Hill high-grade deposits by 20% from 1,210 million pounds (550 million kg) to 1,450 million pounds (660 million kg) at a 1.5% REO cutoff grade (Tables 1 and 2). The mineral resources were estimated by Ore Reserves Engineering (ORE), an independent consultant.

The new resource estimate is derived from an REE database that includes eighty six core drill holes completed by the Company between 2008 and 2010 for a total of 62,625 feet (19,093 m). New drill holes were substituted for holes drilled prior to 2008, owing to uncertainties introduced by a lack of surface and down-hole survey data. Approximately sixteen holes completed by other companies prior to 2004 were also not included in the model. The new resource estimate focuses on the dike sets in the Bull Hill Southwest deposit, plus the Bull Hill Northwest and the Whitetail Ridge deposit areas (Figure 1). In addition, the drilling indicates significant potential for expansion of all three deposits, for discovering mineralization in the undrilled areas between the deposits, and for definition of resources in other areas, such as Bull Hill West and the Carbon REE target.

The total mineral resources estimate by ORE for the three deposits are summarized in the following tables at a range of cutoff grades and for the different oxidation zones, including the oxide, oxide-carbonate, transitional, and sulfide/unoxidized zones (Tables 1 and 2):

Table 1.  Total Indicated Tons and Grade of the Various Oxidation Zones at a Range of Cut-Off Grades

Cutoff Grade (%REO)[1,3]	Oxide		Oxide-Carb.		Total Oxidized
	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)
1	4.5	2.88	2.3	3.41	6.8	3.06
1.5[3]	2.9	3.78	2.0	3.75	4.9	3.77
2	2.3	4.33	1.8	4.02	4.0	4.20
2.5	1.8	4.94	1.5	4.35	3.2	4.67
3	1.4	5.53	1.2	4.80	2.6	5.20
3.5	1.1	6.12	0.9	5.27	2.0	5.74
4	0.9	6.72	0.7	5.74	1.6	6.30
4.5	0.7	7.29	0.5	6.27	1.2	6.87
5	0.6	7.73	0.4	6.81	1.0	7.39

Table 2.   Total Inferred Tons and Grade of the Various Oxidation Zones at a Range of Cut-Off Grades

Cutoff Grade (%REO)	Oxide		Oxide-Carb.		Total Oxidized		Transitional		Sulfide		Total
	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)	Tons (million)	Grade (%REO)
1.0	13.7	2.49	4.3	2.52	18.0	2.50	1.8	2.11	7.6	2.22	27.3	2.39
1.5	8.4	3.33	3.3	2.93	11.6	3.22	1.0	2.71	5.1	2.68	17.8	3.03
2.0	6.6	3.76	2.6	3.22	9.2	3.60	0.7	3.23	3.4	3.16	13.3	3.47
2.5	5.1	4.20	2.1	3.49	7.1	3.99	0.5	3.58	2.3	3.58	10.0	3.88
3.0	3.5	4.88	1.4	3.88	4.9	4.60	0.3	4.10	1.4	4.17	6.5	4.48
3.5	2.4	5.67	0.7	4.45	3.1	5.39	0.2	4.49	1.0	4.51	4.3	5.13
4.0	1.7	6.41	0.4	4.93	2.2	6.11	0.2	4.75	0.7	4.90	3.0	5.77
4.5	1.5	6.83	0.3	5.32	1.7	6.59	0.1	5.38	0.4	5.41	2.2	6.34
5.0	1.2	7.22	0.2	5.67	1.4	7.03	0.0	6.01	0.3	5.75	1.7	6.81

Table 3.   Resource Estimates and Contained REO for the Three Individual Deposits.

Resource Class	ZONE		Bull Hill SW		Bull Hill NW		Whitetail R.		Total
	Oxidation	Cutoff Grade (%REO)	Tons (millions)	Grade (%REO)	Tons (millions)	Grade (%REO)	Tons (millions)	Grade (%REO)	Tons (millions)	Grade (%REO)	lbs REO (millions)
Indicated	Oxide	1.5	2.9	3.78	-	-	-	-	2.9	3.78	220
	Oxide+Carbonate	1.5	2.0	3.75	-	-	-	-	2.0	3.75	149
	Total Oxidized	1.5	4.9	3.77	-	-	-	-	4.9	3.77	369
Inferred	Oxide	1.5	5.9	3.48	1.0	2.38	1.6	3.32	8.4	3.33	557
	Oxide+Carbonate	1.5	3.0	2.98	0.1	2.04	0.2	2.50	3.3	2.93	192
	Total Oxidized	1.5	8.9	3.31	1.1	2.35	1.7	3.24	11.6	3.22	749
	Transition	1.5	0.9	2.80	0.1	2.08	0.0	1.79	1.0	2.71	56
	Sulfide	1.5	3.9	2.80	1.2	2.30	0.0	1.69	5.1	2.68	275
	Total Inferred	1.5	13.7	3.13	2.4	2.31	1.7	3.22	17.8	3.03	1080

The distribution of individual rare earth oxides for the total indicated and inferred resources in the oxide and oxide-carbonate zones are given in Tables 4 and 5, respectively.

Table 4.  Detailed Rare-Earth Element Grades of Individual REO for Indicated Resources of Oxide and Oxide-Carbonate Zone Mineralization

Parameters & %REO		Oxide	Oxide-Carb.	Total Oxide
Cutoff (%REO)		1.5	1.5	1.5
Tons Resource	(millions)	2.9	2.0	4.9
Tonnage Factor	(ft3/ton)	15.3	14.8	15.1
%REO		3.78	3.75	3.77
Million lbs REO		220	149	369
%Cerium Oxide	Ce2O3	1.64	1.65	1.64
%Lanthanum Oxide	La2O3	1.10	1.05	1.08
%Neodymium Oxide	Nd2O3	0.64	0.65	0.65
%Praseodymium Oxide	Pr2O3	0.187	0.185	0.186
%Samarium Oxide	Sm2O3	0.098	0.101	0.099
%Gadolinium Oxide	Gd2O3	0.049	0.047	0.048
%Yttrium	Y2O3	0.032	0.026	0.029
%Europium Oxide	Eu2O3	0.021	0.020	0.021
%Dysprosium Oxide	Dy2O3	0.0111	0.0094	0.0104
%Terbium Oxide	Tb2O3	0.0039	0.0035	0.0037
%Erbium Oxide	Er2O3	0.0025	0.0023	0.0024
%Ytterbium Oxide	Yb2O3	0.0015	0.0014	0.0015
%Holmium Oxide	Ho2O3	0.00123	0.00104	0.00116
%Lutetium Oxide	Lu2O3	0.00019	0.00018	0.00019
%Thulium Oxide	Tm2O3	0.00021	0.00018	0.00020

Table 5.  Detailed Rare-Earth Element Grades of Individual REO for Inferred Resources of All Mineralized Zones

Parameters and %REO		Oxide	Oxide - Carb.	Total Oxide	Transition	Sulfide	Total
Cutoff (%REO)		1.5	1.5	1.5	1.5	1.5	1.5
Tons Resource	(millions)	8.4	3.3	11.6	1.0	5.1	17.8
Tonnage Factor	(ft3/ton)	15.4	14.8	15.2	14.0	11.8	14.2
%REO		3.33	2.93	3.22	2.71	2.68	3.03
Million lbs REO		557	192	749	56	275	1,080
%Cerium Oxide	Ce2O3	1.39	1.27	1.36	1.19	1.21	1.30
%Lanthanum Oxide	La2O3	0.91	0.77	0.87	0.75	0.75	0.83
%Neodymium Oxide	Nd2O3	0.60	0.55	0.59	0.48	0.45	0.54
%Praseodymium Oxide	Pr2O3	0.166	0.149	0.161	0.134	0.133	0.152
%Samarium Oxide	Sm2O3	0.104	0.087	0.099	0.075	0.066	0.088
%Gadolinium Oxide	Gd2O3	0.058	0.042	0.053	0.034	0.030	0.046
%Yttrium	Y2O3	0.040	0.025	0.036	0.019	0.016	0.029
%Europium Oxide	Eu2O3	0.024	0.018	0.023	0.015	0.013	0.020
%Dysprosium Oxide	Dy2O3	0.0155	0.0094	0.0138	0.0067	0.0058	0.0111
%Terbium Oxide	Tb2O3	0.0052	0.0034	0.0047	0.0025	0.0022	0.0039
%Erbium Oxide	Er2O3	0.0030	0.0023	0.0028	0.0015	0.0014	0.0023
%Ytterbium Oxide	Yb2O3	0.0017	0.0014	0.0016	0.0010	0.0008	0.0014
%Holmium Oxide	Ho2O3	0.0017	0.0010	0.0015	0.0007	0.0006	0.0012
%Lutetium Oxide	Lu2O3	0.00022	0.00018	0.00021	0.00013	0.00011	0.00017
%Thulium Oxide	Tm2O3	0.00026	0.00018	0.00024	0.00013	0.00011	0.00019

1.

REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3,, Y2O3,, Eu2O3,, Dy2O3 , Tb2O3,, Er2O3 and other minor oxides listed in general order of decreasing abundance in the deposits (Tables 4 and 5).

2.

The resources estimates are classified as Indicated and Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

3.

ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO has been selected as the base case and it is highlighted; a cutoff grade of 3.0% REO is also highlighted to show the higher-grade tons above the cutoff. Low-grade material above 0.5% cut-off grade is undergoing metallurgical testing to determine if a simple low-cost process can result in its being upgraded.

4.

A detailed program of core sampling and bulk density measurement was conducted successfully during the 2010 drilling program, especially for oxide mineralization which is more difficult to measure accurately.

Resources were estimated using inverse distance weighting with grade zones to differentiate between high-grade and stockwork mineralization.  High-grade mineralization was defined as a minimum 30 feet (6.1m) true width above 1.5% for the main southwest area. Slightly different cutoff grades and minimum widths were used in other areas.  Drill holes were composited to nominal 10-foot (3.05m) true-width intervals for estimation. Grades were not capped, but oxide and oxide-carbonate grades were adjusted downward for estimation of the transition and sulfide zones to compensate for the significant increase in grade in the oxidized zones. Grades were estimated using trend surfaces to interpolate parallel to the carbonatite/FMR dike orientation. The resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios. As additional data are gathered, work will continue to be done on the resource estimates with further evaluation and refinement.

For comparison, the previous NI 43-101-compliant inferred mineral resource estimated by ORE was 17.5 million tons (15.9 mm tonnes) averaging 3.46% rare-earth oxides (REO), all in the inferred category (see news release dated May 26, 2010 and Technical Report dated November 14, 2010).

"The Bear Lodge project is advancing rapidly. The current upgraded resource, plus additional resources planned for upgrade during the 2011 drill program, will be included in a Preliminary Feasibility Study scheduled for completion in late 2011 or early 2012. The Company’s 2011 exploration program is planned to include more than 50 in-fill and step-out drill holes to further upgrade and expand the resource. We are also looking forward to the results of our pilot plant metallurgical test this year on a 10-ton bulk sample as a demonstration of advancement toward a commercial process, and for inclusion of the test results in our Prefeasibility Study of the Bear Lodge project,” stated Dr. Don Ranta, President of Rare Element Resources.

Geology & Mineralization

Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. All of the most important REE deposits and occurrences in the Bear Lodge district are controlled by Rare Element’s lode claims, and are located in the vicinity of Bull Hill.

Rare-earth mineralized bodies occurring as dikes and veins within the Bull Hill area of the district include a well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) zone, a near-surface oxidized but incompletely leached carbonatite zone (oxide-carbonate zone), a transitional or mixed zone (oxide + sulfide),  and a deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) zone. The oxide-carbonate and transitional zones were referred to collectively in previous new releases and technical reports as “transitional zone”. As the Company’s understanding of the deposit has progressed, it made sense to subclassify mineralized zones based on key characteristics of those zones. The FMR dikes and veins contain no matrix carbonates or sulfides. The sulfides are completely oxidized to hydrous iron oxides, and the non-REE bearing carbonate minerals (calcite and strontianite) are completely leached from the zone, which ranges from the surface to depths of about 300 – 500 feet. The oxide-carbonate zone generally occurs beneath the oxide zone, but may locally breach the surface in select dikes. It is characterized by an absence of sulfides, with the residual iron oxides formed during the complete oxidation of the former sulfide minerals, and by variable amounts of relict matrix carbonates (calcite ± strontianite). As now defined, the transitional zone is relatively flat-lying and occurs as a thin layer immediately above the sulfide-bearing carbonatite zone. It contains mixed iron oxides and sulfides, along with a significant amount of relict matrix carbonates.  The iron oxides in this zone are derived primarily from the variable partial to complete oxidation of constituent sulfide minerals. The unoxidized sulfide-bearing carbonatite at depth has not been leached of matrix carbonates and retains all of its initial sulfide content.

Metallurgy of the oxide zone is well established and has been reported previously. Initial metallurgical testing of the oxide-carbonate zone resource indicates that mineral pre-concentration test results are similar to those for the oxide zone mineralization. Early indications suggest that chemical concentration of the REO from this zone will consume more reagents than the oxide zone mineralization.

The Bull Hill Southwest deposit contains the bulk of the current resources.  The deposit comprises a steeply-dipping FMR-carbonatite dike swarm. Geological interpretation of results from the 2010 drill program indicate that the Bull Hill SW resource area is dominated by northwest-striking mineralized bodies in the southern two-thirds of the resource area, while the northern part of the resource area exhibits a transitional change in strike from dominantly northwesterly to almost due north. The dike swarm primarily intrudes heterolithic intrusive breccia of the Bull Hill diatreme. Carbonatite dikes at depth are interpreted to transition toward the surface into either oxide-carbonate bodies or FMR bodies, which range in size from veinlets to large dikes more than 100 feet in width. The Bull Hill Southwest deposit consists of one dominant dike set and several subsidiary dike sets in a swarm that strikes over 1,500 feet in length and covers several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes more than 1,000 feet down dip. A number of gold deposits and other occurrences of anomalous gold are distributed peripherally to the Bull Hill REE mineralization and are part of the Company’s Sundance gold project.

The Bull Hill Northwest deposit shares many characteristics with the Bull Hill Southwest deposit. The oxide zone extends somewhat deeper, probably owing to a complex regime of intersecting structures. The structural controls for the mineralized bodies remain incompletely understood in this target area, but it appears most likely that northerly-striking mineralized bodies predominate. The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they are part of an FMR/carbonatite dike system that appears to be separate from the Bull Hill SW dike system. The deposit is open to the north and at depth. Additional drilling will be done during the 2011 program to better define the orientation of the system and to expand the current resource.

The Whitetail Ridge deposit is marked at the surface by a zone of FMR stockwork and a coincident geophysical anomaly. The size of the geophysical anomaly (approximately 1,400 by 2,000 feet elongate northeasterly) provides an indication that the REE target may be larger than others in the district. Detailed mapping suggests that the REE mineralization consists of northwest-striking FMR dikes and an FMR stockwork zone that is elongate northeasterly, with dimensions of roughly 1,250 feet (380 meters) by 950 feet (290 meters). The enveloping geophysical anomaly is larger and may indicate a broader distribution of REE mineralization beneath the extensive soil and colluvial cover. This is the same area that the US Bureau of Mines drilled in the 1950s and estimated a large tonnage of low-grade stockwork mineralization. Only a small part of this target area has been tested with the Company’s drill holes. Drilling during the Company’s planned 2011 program is expected to expand and better delineate the current Whitetail Ridge resource.

The major dike sets in all of the resource areas are accompanied by peripheral zones of lower-grade stockwork REE mineralization. The term “stockwork” refers to a rock cut by a network of small veins or dikes that contain the mineralization. REE grades in the stockwork zones range between about 0.5 and 2% REO. The Company is investigating low-cost physical processing methods to upgrade the contained REE mineralization in the stockwork for eventual inclusion with the resources reported here.

The Company considers the geologic modeling and resource estimation results encouraging for the following reasons:

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A portion of the oxidized resource was upgraded to the “indicated” category.

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The tonnage of the overall resource was expanded relative to the May, 2010 NI 43-101- compliant resource estimate, but with slightly lower REO grades.

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The more extensively drilled Bull Hill Southwest deposit shows excellent lateral and vertical continuity of grades within the dike sets.

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The REE mineralization that constitutes the Bull Hill SW resource is open for expansion at depth, to the southeast, and to the northwest toward Whitetail Ridge.

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The Whitetail Ridge deposit was defined by drilling in only a small part of the target area.

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The Bull Hill West target area hosts FMR/carbonatite dikes that may be related to both the Bull Hill SW and Whitetail Ridge mineralizing systems and mineralization is open in all directions.

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The Company believes that there is room for the mineral resource tonnage to increase significantly in all deposit and target areas.

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Bulk-tonnage, lower-grade stockwork mineralization adjacent to the higher-grade zones is extensive and only a small part of the potential has been tested by drill holes. With further metallurgical testing, this material may be defined as an additional resource.

The updated mineral resource estimate confirms that potentially economic resources are present in the Bull Hill area, and it justifies further technical work including drilling, metallurgical testing, and engineering studies. Considerable in-fill definition drilling is required to increase the confidence level and upgrade more of the inferred resources to the indicated category. Step-out drilling is planned to expand the resource and define the boundaries of the mineralization.

Cutoff Grade & Metallurgy

The resource size is sensitive to an assumed cut-off grade, which is sensitive to metallurgical operating costs. The Company is advancing its rare-earth metallurgical studies at: 1) Mountain States Research & Development International, Vail, Arizona under the direction of Dr. Roshan Bhappu, P.E., 2) Nagrom, Perth, Australia under the direction of Tony Wilkinson, and 3) Hazen Research, Golden, Colorado under the direction of Roland Schmidt and Chris Schultz. The objective for each of these testing laboratories is developing and optimizing an effective and cost-efficient metallurgical flowsheet. The metallurgical testing program will continue through 2011 on mineralized core samples collected during 2010. The test program will include a pilot plant test using approximately 10 tons of material collected in 2010 near the surface with large diameter core drilling and from surface samples collected during drill-site excavations.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss, and dilution.  These mineral resource estimates are in the indicated and inferred mineral resource categories. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources’ field programs were carried out under the supervision of Dr. James G. Clark, the Company’s Vice President of Exploration, and by Dr. Ellen Leavitt, who is a qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company’s exploration of Bull Hill and the Bear Lodge district, and initial discovery of the Bull Hill SW resource area, during the late 1980’s and early 1990’s. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. The QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks and Dr. Clark have verified the sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the resource estimate.

A full table of significant drill results from the Company's 2004-2010 exploration programs, along with maps and sections detailing the drill hole locations, are available at: http://www.rareelementresources.com

Markets for Rare Earths

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys in steel, additives in ceramics and glass, petroleum cracking catalysts, and many others. China currently produces more than 96% of the 130,000 tonnes of rare-earths consumed worldwide annually, and China has been reducing its exports of rare earths each year. The rare-earth market is projected to grow rapidly as these green technologies are implemented on a broad scale. Rare earths are critical and enabling metals for the green technologies.

Rare Element Resources Ltd. (NYSE Amex: REE and TSX: RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold. In addition to the REE exploration and evaluation efforts, the Company is exploring for gold on the Sundance project, which is located on the same property in Wyoming.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 681-4236 ext 242  mbrown@rareelementresources.com .

Donald E Ranta, CEO (604) 681-4236  don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta, in addition to the others mentioned above, and has been prepared in accordance with Canadian regulatory requirements that are set out in

National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Figure 1    Location Map of Bull Hill Resources Area and Targets

Whitetail Ridge Target
Carbon REE Target
Prospects
Graves
Northwest Target
Whitetail
Bull Hill SW Resource Area
Mineshaft
Prospects
Bull Hill
SE Extension Target
Bull Hill West Target
Prospects
Spring
Allread Spring
SW Fault Offset & Potential Carbonatite Plug
Mineshaft
Prospect
Prospects
N
m 200 400 600
yds 200 400 600

Figure 2. Three dimensional view of the resource areas.

+ 2% TREO grade shell
WHITETAIL RIDGE
BULL HILL NW
BULL HILL
BULL HILL SW
N
Looking down
0
100
200
300